HBOS plc
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

02015526

Our Ref:

Your Ref: 82/3240

15th February, 2002

Bank of Scotland SUPPL

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

Enc.

dlw 3/1

Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	12:10 14 Feb 2002
RNS Number	4636R

RNS Number:4636R
Domestic & General Group PLC
14 February 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

DOMESTIC & GENERAL GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION UNDER SECTIONS 198 TO 202, 208 & 209 COMPANIES ACT 1985

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 10p EACH FULLY PAID

10) Date of transaction

NOT SUPPLIED

11) Date company informed

14 FEBRUARY 2002

12) Total holding following this notification

1,435,744

13) Total percentage holding of issued class following this notification

4.02%

14) Any additional information

15) Name of contact and telephone number for queries

TIM GOODMAN
020-8879-8508

16) Name and signature of authorised company official responsible for making this notification P WHITE SECRETARY

Date of Notification 14 FEBRUARY 2002

NO. OF SHARES	FUND	REGISTERED HOLDER
658,365	2314	CHASE NOMINEES LTD A/C CMIG2314
170,227	HLBA	MORGAN NOMINEES
151,011	HLFO	MORGAN NOMINEES
6,893	HPBA	MORGAN NOMINEES
5,435	HPFO	MORGAN NOMINEES
180,918	HXLFE	MORGAN NOMINEES
6,821	HXPEN	MORGAN NOMINEES
254,634	JRA INVESTMENTS	HSBC GLOBAL NOMINEES (UK) LTD A/C 823496
1,440	UK TRACKER	CMI UK TRACKER FUND

END

RNS Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:58 14 Feb 2002
RNS Number	4692R

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 1,398

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 13th February 2002

14) Date company informed: 13th February 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,721,516 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END

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